Schedule 13G	Page 1 of 6

SEC 1745 (6-00)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: October 31, 2002
SCHEDULE 13G	Estimated average burden hours per response.........14.9

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OmniSky Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

68213L103
(CUSIP Number)

December 31, 2001
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☐            Rule 13d-1(c)

☒            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 6

CUSIP No. 68213L103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 3Com Corporation 94-2605794

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 13,849,930

	6.	Shared Voting Power —0—

	7.	Sole Dispositive Power 13,849,930

	8.	Shared Dispositive Power —0—

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,849,930

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 19.1%

12.	Type of Reporting Person (See Instructions) CO

Schedule 13G	Page 3 of 6

CUSIP No. 68213L103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 3Com Ventures, Inc. 77-0498697

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 13,849,930

	6.	Shared Voting Power —0—

	7.	Sole Dispositive Power 13,849,930

	8.	Shared Dispositive Power —0—

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,849,930

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 19.1%

12.	Type of Reporting Person (See Instructions) CO

Schedule 13G	Page 4 of 6

Item 1.

(a)                       Name of Issuer

                                     OmniSky Corporation

(b)                      Address of Issuer’s Principal Executive Offices:

                                     One Market, Steuart Tower, Suite #600
San Francisco, California 94105

Item 2.

(a)                       Name of Person Filing

                                     This statement is filed on behalf of 3Com Corporation and its wholly-owned subsidiary, 3Com Ventures, Inc.

(b)                      Address of Principal Business Office or, if none, Residence

                                     The principal place of business of 3Com Corporation and 3Com Ventures, Inc. is:

                                     5400 Bayfront Plaza
Santa Clara, California 95052

(c)                       Citizenship

                                     Each of 3Com Corporation and 3Com Ventures, Inc. is a Delaware corporation

(d)                      Title of Class of Securities

                                     Common Stock, par value $0.001 per share

(e)                       CUSIP Number

                                     68213L103

Item 3.                                   If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            Not Applicable

Item 4.           Ownership

(a)	Amount beneficially owned:

	3Com Corporation	13,849,930
	3Com Ventures, Inc.	13,849,930

(b)	Percent of class:

	3Com Corporation	19.1%
	3Com Ventures, Inc.	19.1%

(c)	Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote:

	3Com Corporation	13,849,930
	3Com Ventures, Inc.	13,849,930

	(ii) Shared power to vote or to direct the vote:

Schedule 13G	Page 5 of 6

	3Com Corporation	0
	3Com Ventures, Inc.	0

(iii)	Sole power to dispose or to direct the disposition of:

	3Com Corporation	13,849,930
	3Com Ventures	13,849,930

(iv)	Shared power to dispose or to direct the disposition of:
	3Com Corporation	0
	3Com Ventures, Inc.	0

Item 5.       Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.                    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

3Com Corporation acquired the 13,849,930 shares in OmniSky Corporation through its wholly-owned subsidiary, 3Com Ventures, Inc.

Item 8.       Identification and Classification of Members of the Group

Not Applicable

Item 9.       Notice of Dissolution of Group

Not Applicable

Item 10.    Certification

By signing below each of the undersigned certifies that, to the best of the undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2002
3Com Corporation

	By:	/s/ Mike Rescoe
Name: Mike Rescoe
Title: Senior Vice President, CFO

3Com Ventures, Inc.

	By:	/s/ Mark Michael
Name: Mark Michael
Title: Vice President